NCM FINANCIAL, INC. STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) December 31, 2013
	Common Stock Shares Amount		Additional Paid in Capital	Members’ Deficit	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2011	-	$-		$(10,700)	$-	$(10,700)

Net Loss	-	-		(163,456)	-	(163,456)

Balance, December 31, 2012	-	-		(174,156)	-	(174,156)

Shares issued due to conversion from LLC to C-Corp. *	335,000,000	3,335,000		174,156	(3,524,156)	-
Shares issued for services	81,950,000	819,500	19,668,000	-	-	20,487,500
Net loss for the year ended December 31, 2013	-	-		-	(20,752,795)	(20,752,795)

Balance, December 31, 2013	416,950,000	$4,169,500	$19,668,000	$-	$(24,276,951)	$(439,451)

e	* Reflects reverse stock split 5 to 1 The accompanying notes are an integral part of these financial statements.

NCM FINANCIAL, INC. STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2013	2012
OPERATING ACTIVITIES
Net loss	$(20,752,795)	$(163,456)
Stock based compensation	20,487,500	-

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(10)	-
Accounts payable and accrued expenses	101,249	69,767
Accrued Salaries - Related Parties	114,000	38,000
Accrued Interest	48	-
Net cash (used) by operating activities	(50,008)	(55,689)

FINANCING ACTIVITIES
Advances on lines of credit	36,099	51,030
Proceeds on note payable	-	415
Payments on note payable	(895)	-
Advances – member/shareholder loan	16,110	4,286
	-	-
Net cash provided by financing activities	51,314	55,731

NET INCREASE (DECREASE) IN CASH	1,306	42

CASH
Beginning of year	207	165
End of year	$1,513	$207

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$-	$-
Interest paid	$597	$-

NON-CASH ACTIVITY
Shares issued due to conversion from LLC to C-Corp	$3,350,000	$-

The accompanying notes are an integral part of these financial statements.

NOTE 7 – STOCKHOLDERS’ EQUITY (MEMBERS’ DEFICIT)

LLC conversion

On June 9, 2013 the Company converted from a Texas limited liability company into a Texas corporation and changed its name to NCM Financial, Inc. Effective June 9, 2013 all of the Company’s outstanding common units were converted into common stock on 1 to 1 conversion ratio.

Common Units

Prior to the LLC conversion the company had 1,675,000,000 authorized units with no par value. Each holder of common units was entitled to one vote for each common unit held. Upon the LLC Conversion, all the then outstanding common units were converted into shares of common stock on a 1 to 1 basis.

Common Stock

The Company has authorized 2,500,000,000 shares of common stock, $.01 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held.

On December 10, 2013 the Company completed a reverse stock split whereby every 5 pre-split shares of common stock is exchangeable for 1 share of post-split common stock. Accordingly, all share and per share information has been restated to retroactively show the effect of the stock split. As of December 31, 2013 the company had 335,000,000 shares issued and outstanding.

During the year ended December 31, 2013, the Company issued the following equity instruments:

  In September 2013, the Company issued 26,950,000 shares of its common stock for business development and advisory services to Iota Capital Corporation.  The shares were valued at the initial ask price $.25 since this was considered the best indicator of fair value at the date of grant. The Company recognized the fair market value of $6,737,500 as a stock based compensation expense.

  In September 2013, the Company issued 30,000,000 shares of its common stock for business development and advisory services to KeyStone Trading Ltd. The shares were valued at the initial ask price $.25 since this was considered the best indicator of fair value at the date of grant. The Company recognized the fair market value of $7,500,000 as a stock based compensation expense.

  In December 2013, the Company issued 25,000,000 shares of its common stock for business development consulting services to Llew Watkins.  The shares were valued at the initial ask price $.25 since this was considered the best indicator of fair value at the date of grant. The Company recognized the fair market value of $6,250,000 as a stock based compensation expense.